(formerly Gammon Gold Inc.)

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(in United States Dollars, unless otherwise stated)

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of United States Dollars)

	June 30	December 31	January 1
As at	2011	2010	2010

ASSETS
Current assets
Cash and cash equivalents (Note 7)	$102,119	$113,142	$128,977
Receivables	16,591	17,925	12,572
Derivative assets (Note 14)	539	1,060	-
Investments (Note 9)	12,986	-	-
Inventories (Note 8)	117,811	75,386	60,485
Prepaids and deposits	3,365	2,511	2,680
	253,411	210,024	204,714
Non-current assets
Deposits on property, plant and equipment	1,655	535	4,861
Long-term ore in process inventory (Note 8)	52,964	13,205	11,197
Investments (Note 9)	1,878	20,797	-
Other long-term assets	-	-	3,847
Property, plant and equipment and mining interests	772,110	562,023	620,488
Intangible assets	3,215	3,453	-
Goodwill (Note 6)	233,289	-	106,799
	$1,318,522	$810,037	$951,906

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$53,052	$38,001	$36,597
Current income tax liability	15,005	-	422
Derivative liabilities (Note 11 and Note 14)	6,704	-	-
Current portion of long-term debt	4,182	4,373	4,398
Current portion of other long-term liabilities	772	800	763
Current portion of long-term provisions	5,281	1,156	-
	84,996	44,330	42,180

Non-current liabilities
Long-term debt	35,226	27,171	32,431
Other long-term liabilities	4,886	6,453	8,654
Long-term provisions	14,560	6,210	6,708
Employee future benefits	368	236	1,140
Deferred income tax liability	141,966	81,977	107,039
	282,002	166,377	198,152
SHAREHOLDERS’ EQUITY
Capital stock	1,238,407	881,960	866,716
Contributed surplus	27,344	23,080	23,345
Deficit	(234,666)	(270,975)	(136,307)
Accumulated other comprehensive income	5,435	9,595	-
	1,036,520	643,660	753,754
	$1,318,522	$810,037	$951,906

See accompanying notes to the unaudited condensed consolidated financial statements.	1

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
(unaudited, in thousands of United States Dollars except per share data)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010

Revenue from mining operations	$112,904	$57,044	$183,217	$111,731

Cost of sales:
Production costs, excluding amortization & depletion	32,398	24,145	51,391	49,725
Refining costs	573	557	934	996
Mine standby costs	3,591	4,315	11,146	4,315
Amortization and depletion	13,463	10,337	24,526	20,693
Total cost of sales	50,025	39,354	87,997	75,729

General and administrative	9,911	5,692	17,758	11,706
Exploration and business development (Note 6)	9,159	121	10,101	193
Impairment charge	-	223,357	-	223,357
Earnings / (loss) before other items	43,809	(211,480)	67,361	(199,254)

Finance costs	(823)	(889)	(1,534)	(1,835)
Foreign exchange (loss) / gain	(1,204)	3,309	(3,200)	(1,504)
Other income / (expense) (Note 10)	1,880	(190)	2,553	670
Earnings / (loss) before income taxes	43,662	(209,250)	65,180	(201,923)

Deferred income tax recovery	(2,844)	(33,452)	(3,814)	(27,429)
Current tax expense / (recovery)	21,983	(1,526)	32,685	(1,399)
	19,139	(34,978)	28,871	(28,828)

Net earnings / (loss)	$24,523	$(174,272)	$36,309	$(173,095)

Other comprehensive income
Unrealized (loss) / gain on investments (Note 9)	(1,164)	642	(1,203)	642
Reclassification of realized gains on investments (Note 9)	(2,471)	-	(2,471)	-
Change in fair value of derivatives designated as cash flow hedges (Note 14)	(333)	-	1,076	-
Reclassification of realized gains on cash flow hedges (Note 14)	(915)	-	(1,562)	-
Total other comprehensive (loss) / income	(4,883)	642	(4,160)	642

Comprehensive income / (loss)	$19,640	$(173,630)	$32,149	$(172,453)

Earnings / (loss) per share (Note 12)

Basic	$0.15	$(1.26)	$0.24	$(1.25)
Diluted	$0.15	$(1.26)	$0.24	$(1.25)

Weighted average shares outstanding (Note 12)
Basic	167,826,738	138,428,655	153,541,571	138,195,428
Diluted	168,355,465	138,428,655	154,121,015	138,195,428

See accompanying notes to the unaudited condensed consolidated financial statements.	2

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of United States Dollars)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010

OPERATING ACTIVITIES
Net earnings / (loss)	$24,523	$(174,272)	$36,309	$(173,095)
Payment on other long-term liabilities	-	-	(800)	(763)
Payment of provisions	(837)	-	(1,868)	-
Items not affecting cash (Note 13)	20,820	198,895	34,249	221,632
Change in non-cash operating working capital (Note 13)	9,907	(8,929)	20,144	(17,068)
	54,413	15,694	88,034	30,706

INVESTING ACTIVITIES
Acquisition of Capital Gold, net of cash acquired	(54,105)	-	(54,105)	-
(Increase) / decrease in deposits on property, plant and equipment	(643)	629	(1,121)	(2,723)
Sale of investments	5,464	-	5,464	-
Purchase of investments	-	(7,738)	(250)	(7,738)
Expenditures on mining interests and property, plant and equipment and intangible assets	(33,674)	(28,594)	(60,884)	(51,409)
	(82,958)	(35,703)	(110,896)	(61,870)

FINANCING ACTIVITIES
Repayment of finance lease obligations	(1,383)	(1,073)	(2,418)	(2,166)
Proceeds from long-term debt	10,000	-	10,000	-
Repayments of long-term debt	-	(19)	-	(38)
Proceeds from exercise of stock options	2,361	59	2,384	6,304
	10,978	(1,033)	9,966	4,100

Impact of foreign exchange on cash	615	(1,229)	1,873	823

Net decrease in cash and cash equivalents	(16,952)	(22,271)	(11,023)	(26,241)

Cash and cash equivalents, beginning of period	119,071	125,007	113,142	128,977

Cash and cash equivalents, end of period	$102,119	$102,736	$102,119	$102,736

See accompanying notes to the unaudited condensed consolidated financial statements.	3

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, in thousands of United States Dollars)

For the six months ended	June 30, 2011	June 30, 2010

Capital stock
Balance, beginning of period	$881,960	$866,716
Shares issued on acquisition of Capital Gold (Note 6)	347,725	-
Shares issued as payment for acquisition-related services	2,704	-
Shares issued through employee share purchase plan	339	245
For cash pursuant to exercise of stock options	2,384	6,319
Fair value of share-based compensation	3,295	2,801
Balance, end of period	$1,238,407	$876,081

Contributed surplus
Balance, beginning of period	$23,080	$23,345
Options issued on acquisition of Capital Gold (Note 6)	5,206	-
Fair value of share-based compensation	(3,295)	(2,801)
Share-based compensation	2,353	1,959
Balance, end of period	$27,344	$22,503

Deficit
Balance, beginning of period	$(270,975)	$(136,307)
Net earnings / (loss)	36,309	(173,095)
Balance, end of period	$(234,666)	$(309,402)

Accumulated other comprehensive income
Balance, beginning of period	$9,595	$-
Other comprehensive (loss) / income	(4,160)	642
Balance, end of period	$5,435	$642

Total shareholders’ equity	$1,036,520	$589,824

See accompanying notes to the unaudited condensed consolidated financial statements.	4

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

1.	Corporate information

During the quarter, Gammon Gold Inc. formally changed its corporate name to AuRico Gold Inc. The change in corporate name was approved by the shareholders at the Annual and Special Shareholders’ Meeting on June 9, 2011. The consolidated financial statements of AuRico Gold Inc. (the “Company”) and its subsidiaries (together, the “Group”) were authorized for issue in accordance with a resolution of the Board of Directors dated August 9, 2011. The Company was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986. AuRico Gold Inc. is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AUQ), the New York Stock Exchange (NYSE: AUQ) and the Berlin Stock Exchange (BSX: GL7). The Group is engaged in the mining, development, exploration, and acquisition of resource properties.

The Company’s head office and registered office is located at 320 Bay Street, Suite 1520, Toronto, Ontario, M5H 4A6.

2.	Basis of presentation and statement of compliance

These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2011.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) until December 31, 2010. As these consolidated interim financial statements were prepared in the first year of adoption of IFRS, they have also been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. Certain information that is considered material to the understanding of the Company’s amended consolidated financial statements are provided in Note 5, along with reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on shareholders’ equity and total comprehensive income. The interim statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2010, which were prepared in accordance with previous Canadian GAAP, with consideration given to the IFRS disclosures included in Note 5 to these statements.

These statements have been prepared using the historical cost convention, other than for certain financial instruments, which are measured in accordance with the policy disclosed in Note 3(s).

3.	Summary of significant accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries:

Company	Principal activity	Country of incorporation
Gammon Lake Chihuahua, S.A. de C.V. SOFOM E.N.R	Administrative services	Mexico
AuRicoGold de Mexico, S.A. de C.V.	Gold and silver mining	Mexico
Gammon Lake Holdings Inc.	Holding company	Canada
AuRico Gold (USA), Inc.	Administrative services	United States of America
Gammon Lake GyC, S.A. de C.V.	Gold and silver exploration	Mexico
Capital Gold Corporation	Holding company	United States of America
Compania Minera del Cubo, S.A. de C.V.	Gold and silver mining	Mexico
Leadville Mining & Milling Holding Corporation	Holding company	United States of America
Metales Interamericanos, S.A. de C.V.	Administrative services	Mexico
Mexgold Resources Inc.	Holding company	Canada
Minera Santa Rita, S. de R.L. de C.V.	Gold and silver mining	Mexico
Nayarit Gold de Mexico, S.A. de C.V.	Gold and silver exploration	Mexico
Nayarit Gold Inc.	Holding company	Canada
Oro de Altar, S.A. de C.V.	Administrative services	Mexico

These subsidiaries are controlled by the Company, and are wholly-owned. Control exists when the Company has the power to govern the financial and operating policies of an entity and normally consists of power over more than half of the voting rights of the entity.

The Company also consolidates the accounts of Caborca Industrial S.A. de C.V., a Mexican corporation wholly-owned by two senior officers of the Company, which provides mining support services to the Company’s El Chanate mine. This entity is considered a special purpose entity (“SPE”) in accordance with the guidance in SIC 12, Consolidation – Special Purpose Entities.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(b)	Foreign currency

Functional and presentation currency

The financial statements are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position are expressed in United States dollars (“US dollars”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

Transactions and balances

Transactions in currencies other than the entity’s functional currency (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at that date. Foreign currency non-monetary items that are measured in terms of historical cost are not retranslated.

Exchange differences are recognized in net earnings in the period in which they arise, except for foreign exchange gains and losses on foreign currency provisions for site closure and rehabilitation, which are capitalized in property, plant and equipment for operating sites, and foreign exchange gains and losses on translation of available-for-sale investments in equity securities or qualifying cash flow hedges, which are recognized in other comprehensive income. Unrealized gains and losses due to movements in exchange rates on cash and cash equivalents held in foreign currencies are shown separately on the Condensed Consolidated Statements of Cash Flows.

(c)	Revenue recognition

Revenue from the sale of gold, silver and doré bars is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership pass to the purchaser, including title risk, the selling price is measurable, and collectability is probable. The risks and rewards of ownership are considered to have been transferred when title passes to the customer, which is generally when product is physically transferred onto a vehicle, vessel, or other delivery mechanism. Revenue from the sale of gold or silver is measured at the fair value of the consideration received or receivable. Revenue from the sale of doré bars is recorded at estimated values, and is further adjusted based upon final quality assessment and quotations.

(d)	Cash and cash equivalents

The Company considers deposits in banks, certificates of deposits, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.

(e)	Inventories

Supplies inventory

Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value.

Ore stockpiles inventory

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, and are removed at the average cost per tonne. Ore stockpiles inventory is measured at the lower of cost and net realizable value.

Ore in process inventory

The recovery of gold and silver is achieved through milling and heap leaching processes. Costs are added to ore on leach pads and in the mill based on current mining and processing costs, including applicable overhead, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered, based on the average cost per ounce of gold and silver in ore in process inventory. Ore in process inventory is measured at the lower of cost and net realizable value.

Finished goods inventory

Finished goods inventory consists of gold, silver and doré bars, and is valued at the lower of cost and net realizable value. F or all ore inventories, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and / or long-term metal prices as appropriate, and estimated costs to complete production into a saleable form.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(f)	Long-lived assets

Property, plant and equipment

Property, plant and equipment, excluding land, are recorded at cost less accumulated amortization and accumulated impairment losses. Land is recorded at cost less accumulated impairment losses and is not depreciated. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the reclamation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The capitalized value of a finance lease is also included within property, plant and equipment, and is measured at the lower of the present value of the minimum lease payments and the fair value of the leased asset.

Subsequent costs are included in the asset’s carrying amount when it is probable that future economic benefits associated with the asset will flow to the Company, and the costs can be measured reliably. This would include costs related to the refurbishment or replacement of major components of an asset, when the refurbishment results in a significant extension in the physical life of the component. All other repairs and maintenance costs are recognized in earnings as incurred.

The cost of property, plant and equipment, less any applicable residual value, is allocated over the estimated useful life of the asset on a straight-line basis. Amortization commences on an asset when it has been fully commissioned and is available for use. Amortization rates applicable to each category of property, plant and equipment, with the exception of land, are as follows:

Asset	Useful life
Leasehold improvements	3 years
Equipment under finance lease	4-6 years
Heavy equipment	4-9 years
Other equipment	6-11 years
Processing plant	6-11 years
Vehicles	4 years
Buildings	11 years
Office equipment	3-9 years

When components of an item of property, plant and equipment have different useful lives than those noted above, they are accounted for as separate items of property, plant and equipment. Each asset or component’s estimated useful life is determined considering its physical life limitations, however this physical life cannot exceed the life of the mine at which the asset is utilized. Estimates of remaining useful lives and residual values are reviewed annually.

Exploration and evaluation assets and mine development expenditures

Exploration and evaluation expenditures include costs such as exploratory drilling, sample testing, costs of pre-feasibility studies, and for qualifying assets, borrowing costs. These costs are capitalized on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. All capitalized exploration and evaluation expenditures are monitored for indications of impairment, to ensure that commercial quantities of reserves exist and that exploration activities related to the property are continuing or planned for the future. If an exploration property does not prove viable, all unrecoverable costs associated with the project are written off.

Exploration and evaluation expenditures incurred prior to the Company obtaining the right to explore are expensed in the period in which they are incurred.

Exploration and evaluation assets are not depleted. These amounts are reclassified from exploration and evaluation assets to mine development once the work completed to date supports the future development of the property and management intends to develop the property. All subsequent expenditures to ready the property for production are capitalized within mine development, other than those costs related to the construction of property, plant and equipment. Once production has commenced, all assets included in mine development are reclassified to mining interests.

Mining interests

Subsequent to the commencement of production, further development expenditures incurred with respect to a mining interest are capitalized as part of the mining interest, when it is probable that additional future economic benefits associated with the expenditure will flow to the entity. Otherwise, such expenditures are classified as a cost of production.

Production stage mining interests are depleted over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves, or on a straight-line basis over the term of the lease. The Company determines the portion of mineralization expected to be classified as reserves by considering the degree of confidence in the economic extraction of the resource, which is affected by long-term metal price assumptions, cut-off grade assumptions, and drilling results. These assessments are made on a mine-by-mine basis.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The expected useful lives used in depletion calculations are determined based on the facts and circumstances associated with the mining interest. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Capitalized stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. Stripping costs incurred prior to commercial production are capitalized as part of the cost of constructing the mine. Mining costs associated with stripping activities during the production phase of a mine are capitalized if they represent a future benefit to the mineral property, in that access is gained to sources of reserves that will be produced in future periods that would otherwise not have been accessible. The amount capitalized is calculated by multiplying the stripping tonnes mined during the period by the current mining cost per tonne in the open pit.

Where a mine operates more than one open pit that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning, the second and subsequent pits are regarded as extensions of the first pit in accounting for stripping costs. In such cases, the initial stripping of the second and subsequent pits is considered to be production phase stripping related to the combined operation.

Capitalized stripping costs are depreciated over the expected reserves benefiting from the stripping using the unit-of-production method based on estimated proven and probable reserves, and the portion of mineralization expected to be classified as reserves.

(g)	Leases

The Company accounts for both financing and operating leases in its financial statements. The Company classifies its leases as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the Company. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized in property, plant and equipment at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding lease obligation is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance expenses and a reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in net earnings.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

For transactions involving the sale and subsequent lease back of assets, the Company recognizes the sale and classifies the lease as either operating or financing, in accordance with its policy for lease classification. Any loss on sale is recognized immediately in net earnings and any gain on sale is accounted for in accordance with the classification of the subsequent lease.

(h)	Intangible assets

Amounts paid for the acquisition of identifiable intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Identifiable intangible assets with a finite useful life are amortized over their expected useful life, unless another method represents a more accurate allocation of the expense over their useful life. The estimated useful life of the Company’s electricity transmission rights is 10 years.

The Company has no identifiable intangible assets for which the expected useful life is indefinite.

(i)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. The purchase price includes the fair values of the assets transferred and the equity interests issued by the Company, but does not include any acquisition-related costs, which are expensed as incurred.

(j)	Goodwill

Goodwill represents the difference between the sum of the cost of acquisition and the fair value of the identifiable net assets acquired and is not amortized. Goodwill, upon acquisition, is allocated to the cash generating unit or group of cash-generating units expected to benefit from the related business combination for the purposes of impairment testing. A cash-generating unit, in accordance with IAS 36, Impairment of Assets, is identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(k)	Impairment of non-financial assets and goodwill

The carrying amounts of non-financial assets, excluding inventories and deferred tax assets, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash flows independent of other assets, in which case the review is undertaken at the cash-generating unit level.

The Company evaluates, on an annual basis or more frequently when there is an indication that the unit may be impaired, the carrying amount of cash generating units to which goodwill has been allocated to determine whether such carrying amount may no longer be recoverable. To accomplish this, the Company compares the recoverable amount of its cash generating units to their carrying amounts.

If the carrying amount of a cash-generating unit or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in earnings as the excess of the carrying amount over the recoverable amount. Impairment losses with respect to cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

Where the recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine or production plans. The mine plan is the basis for forecasting production output in each future year and for forecasting production costs. For value-in-use calculations, production costs and output in the mine plan may be revised to reflect the continued use of the asset in its present form.

Non-financial assets that have suffered an impairment are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized. Goodwill impairments are not reversed.

(l)	Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets, other than financial assets classified as fair value through profit or loss, is impaired. Financial assets include receivables, derivative assets, and investments. A financial asset or a group of financial assets is impaired if there is objective evidence that the estimated future cash flows of the financial asset or the group of financial assets have been negatively impacted.

(m)	Reclamation provisions

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.

Reclamation provisions are recognized at the time an environmental disturbance occurs and are measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance upon mine closure, which are discounted to their present value for each mine operation. Expected future cash flows reflect the risks and probabilities that alternative estimates of cash flows could be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the country in which the mine is located. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are based on existing environmental and regulatory requirements or, if more stringent, Company policies that give rise to a constructive obligation.

Upon initial recognition of a reclamation provision, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. Foreign exchange differences that arise on subsequent translation of the reclamation provision are also added to the cost of the asset. The capitalized cost of reclamation and rehabilitation activities is recognized in mining interests and depreciated over the life of the related assets. The value of the provision is progressively increased over the life of the operation as the effect of discounting unwinds, creating an expense included in finance costs.

The timing of the actual reclamation expenditure is dependent upon a number of factors including the life of mine, the operating licence conditions, and the environment in which the mine operates. The life of the Company’s mines is estimated to be between 10 and 11 years, at which time the expenditures are expected to be made.

Reclamation provisions are adjusted for changes in estimates. Such adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the undepreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the Condensed Consolidated Statements of Comprehensive Income. Factors influencing such changes in estimates include

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

revisions to estimated reserves, resources and lives of mines; developments in technologies; regulatory requirements and environmental management strategies; changes in estimated costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates; and movements in interest rates affecting the discount rate applied.

(n)	Other provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

(o)	Share-based compensation

The Company measures all equity-settled share-based awards made to employees and others providing similar services (“employees”) based on the fair value of the options or units on the date of grant.

The grant date fair value of options is estimated using an option pricing model and is recognized over the vesting period of the options as compensation expense, with a corresponding increase to equity. The fair value of the Company’s deferred share units is determined based on the market value of the Company’s shares on the date of grant, and is expensed over the vesting period. The amount of compensation expense charged to earnings is adjusted for the estimated number of awards that are expected to vest.

The Company awards cash-settled share-based compensation to certain executives in the form of restricted share units. In accounting for these awards, the Company recognizes the fair value of the amount payable to employees as compensation expense as they are earned, adjusted for the estimated number of units that are expected to vest. The corresponding liability is remeasured at fair value on each reporting date and upon settlement, with changes in fair value recognized in earnings for the period. The fair value of the units is determined by reference to the Company’s share price when the units are earned or re-measured.

The Company also maintains an employee share purchase plan. Under this plan, contributions by the Company’s employees are matched to a specific percentage by the Company and are recognized as an expense when the Company’s obligation to contribute arises.

Share-based arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions regardless of how the equity instruments are obtained by the Company. These share-based arrangements are measured at the fair value of goods or services received.

(p)	Income taxes

Income tax expense comprises current and deferred tax. Current and deferred taxes are recognized in net earnings except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current income taxes

Current tax represents the income tax expected to be payable on the Company’s taxable earnings for the year using rates that are enacted or substantively enacted at the balance sheet date. Taxable earnings differ from accounting earnings reported in the Condensed Consolidated Statements of Comprehensive Income due to differences in timing of amounts deductible / taxable for tax purposes and due to exclusions of items that are not taxable or deductible. Current tax includes adjustments for tax expense expected to be payable or recoverable in respect of previous periods.

Deferred income taxes

Deferred income tax assets and liabilities represent income taxes expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the Company’s consolidated financial statements and the corresponding tax basis used in the computation of taxable earnings. Deferred income tax assets also represent income taxes expected to be recoverable on unused tax losses and tax credits carried forward.

Deferred income taxes are measured using the enacted or substantively enacted tax rates as of the balance sheet date that are expected to be in effect when the differences reverse or when unclaimed losses are utilized. Deferred tax liabilities are generally recognized for all taxable temporary differences, with some exceptions described below. Deferred tax assets are recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences, unused tax losses and tax credits can be used. Neither deferred tax liabilities, nor deferred tax assets, are recognized as a result of temporary differences that arise from (a) the initial recognition of goodwill, (b) a transaction, other than a business combination, that affects neither accounting earnings nor taxable earnings, or (c) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset to the extent there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow the benefit, or all or part of the asset, to be utilized. To the extent that an asset not previously recognized fulfils the criteria for asset recognition, a deferred tax asset is recognized.

(q)	Earnings per common share

Basic earnings per common share is calculated based on the weighted average number of common shares and common share equivalents outstanding for the period. Diluted earnings / (loss) per common share is determined by adjusting the weighted average number of common shares and common share equivalents outstanding and earnings attributable to ordinary shareholders of the Company for the dilutive effects of the potential exercise of all outstanding options and warrants, using the treasury stock method. This method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market price for the period.

(r)	Employee future benefits

Short-term employee benefits

The Company accrues liabilities for short-term employee benefits such as wages, salaries, bonuses, paid vacation, and other benefits expected to be settled within 12 months from the end of the reporting period. The liabilities for short-term benefits are measured on an undiscounted basis at the amounts expected to be paid when the liabilities are settled. These amounts are recognized within accounts payable, with offsetting charges to cost of sales (production costs) or general and administrative expense.

Defined benefit plans

The Company has unfunded defined benefit plans that provide post-employment benefits to certain of its employees. The cost of the accrued benefit liability for benefits earned by employees is determined on an annual basis using the projected unit credit method, using independent qualified actuaries and management’s best estimate of salary escalation and retirement ages.

Actuarial gains / losses arise from changes in actuarial assumptions used to determine the accrued benefit liability. These gains / losses are recognized in other comprehensive income in the year that they occur.

Termination benefits

The Company accrues liabilities for involuntary termination and severance benefits when the termination has been communicated to the employee. The liabilities for termination benefits are measured at their nominal amounts based on amounts expected to be paid when the liabilities are settled.

(s)	Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “financial assets at fair value through profit or loss”, “available-for-sale assets”, “held-to-maturity investments”, “loans and receivables” or “other financial liabilities”.

The Company’s financial instruments are classified and subsequently measured as follows:

Asset / Liability	Classification	Subsequent Measurement
Cash and cash equivalents	Fair value through profit or loss	Fair value
Receivables	Loans and receivables	Amortized cost
Currency forwards	Fair value through profit or loss	Fair value
Warrants held to purchase equity securities	Fair value through profit or loss	Fair value
Investments	Available-for-sale	Fair value
Warrants issued	Fair value through profit or loss	Fair value
Payables, provisions and other long-term liabilities	Other financial liabilities	Amortized cost
Long-term debt and finance leases	Other financial liabilities	Amortized cost

Financial assets and financial liabilities classified as fair value through profit or loss are measured at fair value with changes in those fair values recognized in net earnings. Financial assets classified as available-for-sale are measured at fair value, with changes in those fair values recognized in other comprehensive income.

Warrants issued and warrants held to purchase equity securities of other companies are classified as fair value through profit or loss and measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in fair value are reported in other income / (expense) in the Condensed Consolidated Statements of Comprehensive Income.

Investments in equity securities designated as available-for-sale are accounted for at their fair value, which is determined based on the last quoted market price. Changes in market value as well as the related foreign exchange and tax impact, if any, are accounted for in accumulated other comprehensive income until the equity securities are sold or are determined to be other than temporarily impaired. When equity securities are sold or are determined to be other than temporarily impaired, the related accumulated change in accumulated other comprehensive income is reversed and the actual gain or loss on disposal, or the impairment charge, is recognized in net earnings.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

Fair values are based on quoted market prices where available, or where no active market exists, fair values are estimated using a variety of valuation techniques and models. These valuation techniques and models include recent arm’s length market transactions, reference to current market value of another instrument which is substantially the same, and discounted cash flow analysis and cash flow models.

Transaction costs, other than those related to financial instruments classified as fair value through profit or loss, which are expensed as incurred, are combined with the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest rate method. If future modifications are made to a financial asset or liability that are not considered to be substantial, the transaction costs related to this modification are combined with the carrying amount, and amortized over the life of the instrument using the effective interest rate method.

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless exempted from derivative treatment as an own-use instrument. All changes in fair value are recorded in net earnings unless they are designated in a valid hedging relationship (Note 3(t)), in which case changes in fair value are recorded in accumulated other comprehensive income. There were no embedded derivatives for the three and six months ended June 30, 2011 and year ended December 31, 2010.

Financial assets are derecognized when the rights to receive cash flows from the asset have expired or have been transferred and the Company has transferred substantially all of the risks and rewards of ownership. Financial liabilities are derecognized when they have been settled by the Company, or when an obligation expires. In instances where a financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, with any difference recognized in the Condensed Consolidated Statements of Comprehensive Income.

(t)	Hedges

Hedging relationships that meet documentation requirements, and can be proven to be effective both at the inception and over the term of the relationship qualify for hedge accounting. At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, the method for assessing effectiveness, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company makes an assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized as other comprehensive income and are presented within equity as accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net earnings. Amounts accumulated in equity are recycled to net earnings in the period in when the hedged item will affect net earnings. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the related asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in net earnings. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss existing in accumulated other comprehensive income is immediately charged to net earnings.

(u)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(v)	Standards issued but not yet adopted

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed in this note. These standards have not been adopted because they are not effective until subsequent to December 31, 2011. Standards and interpretations issued, but not yet adopted include:

Effective
IFRS 9, Financial Instruments	January 1, 2013
IFRS 10, Consolidated Financial Statements	January 1, 2013
IFRS 11, Joint Arrangements	January 1, 2013
IFRS 12, Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13, Fair Value Measurement	January 1, 2013
Amendments to IFRS 7, Financial Instruments: Disclosures	January 1, 2012
Amendments to IAS 1, Presentation of Financial Statements	July 1, 2012
Amendments to IAS 12, Income Taxes	January 1, 2012
Amendments to IAS 19, Employee Benefits	January 1, 2013
Amendments to IAS 27, Consolidated and Separate Financial Statements	January 1, 2013
Amendments to IAS 28, Investments in Associates	January 1, 2013

The Company believes that, with the exception of the standards and amendments discussed below, the adoption of these revised standards will have no material impact on the consolidated financial statements of the Company.

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main phases, the first of which provides new guidance for the classification and measurement of financial assets and liabilities. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third part, which is also currently an exposure draft, proposes a revised general hedge accounting model. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of financial instruments anticipated to be outstanding at the time of adoption.

IFRS 10, Consolidated Financial Statements, proposes to replace the consolidated financial statements section of IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purposes Entities in their entirety. IFRS 10 establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, regardless of the nature of relationship. The new standard introduces a revised definition of control, and provides additional guidance on how to apply the control principle in a number of situations. The Company is currently evaluating the impact of this new standard on the consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosures required surrounding an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities, to enable users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. The Company is currently evaluating the impact of this standard on the consolidated financial statement note disclosures.

IFRS 13, Fair Value Measurement, is a single source of fair value measurement guidance under IFRS. This new IFRS clarifies the definition of fair value, provides a clear framework for measuring fair value, and enhances the disclosures about fair value measurements. IFRS 13 is not only limited to financial instruments, but also to fair value measurement in other IFRS, such as impairment and employee future benefits. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

IAS 1, Presentation of Financial Statements, was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, with subtotals for each group. The Company is currently evaluating the impact of this amendment on the presentation of other comprehensive income in the Consolidated Statements of Comprehensive Income.

IAS 19, Employee Benefits, was amended to reflect a number of changes in the accounting for defined benefit plans and termination benefits, including, among others, the removal of the corridor approach, elimination of options for presenting gains and losses, enhancement of disclosures, recognition of changes in plan amendments, settlements and curtailments in earnings, and changes to the timing of recognition of termination benefits. The Company is currently evaluating the impact of these amendments on the consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

4.	Critical accounting estimates

Many of the amounts included in the consolidated balance sheet require management to make estimates. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The following is a list of the accounting estimates that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liabilities, revenue or expense being reported. Actual results may differ from these estimates.

−

Estimates of gold and silver recoverable from ore stacked on stockpiles and leach pads, and from solution contained within the mill circuit. These estimates are used in the determination of the Company’s inventories, and in the determination of the fair values of inventories acquired in a business combination.

−

Estimates of the quantities of proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. These estimates are used in the calculation of depletion expense, to calculate the fair value of assets transferred in a business combination, to calculate the recoverable amount of a cash-generating unit and to forecast the life of mine.

−

Forecasted prices of commodities, exchange rates, production costs and recovery rates. These estimates may change the economic status of reserves and may result in reserves and resources being revised, and are also used to calculate the fair value of assets transferred in a business combination.

−

Estimates of the likelihood of whether or not some portion of all of each deferred tax asset will be realized, which is impacted by interpretation of tax laws and regulations, historic and future expected levels of taxable income, timing of reversals of taxable temporary timing differences, and tax planning initiatives.

−	Estimates of the timing and amount of expenditures required to settle the Company’s environmental obligations. These estimates impact the value of the Company’s reclamation provisions.

5.	Transition to IFRS

The Company’s consolidated financial statements for the year ending December 31, 2011 will be the Company’s first set of annual financial statements that comply with IFRS, including the application of IFRS 1, First Time Adoption of International Financial Reporting Standards. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS. The Company will make this statement when it issues its December 31, 2011 annual financial statements. For the current interim period, the Company has complied with the requirements of IAS 34 and IFRS 1.

IFRS 1 requires that comparative financial information be presented, and as a result, the Company has applied IFRS as of January 1, 2010 (the “transition date”). IFRS requires first-time adopters to retrospectively apply all effective standards as of the reporting date, but provides for certain optional exemptions and mandatory exceptions for first-time adopters which are outlined in the notes to the reconciliation below. The Company has applied these exemptions to its opening balance sheet dated January 1, 2010.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

Reconciliation of comprehensive income

The following is a reconciliation of the Company’s comprehensive income previously reported under Canadian GAAP to comprehensive income under IFRS for the three and six months ended June 30, 2010, and the year ended December 31, 2010:

		June 30	June 30	December 31
For the three, six and twelve months ended	Notes	2010	2010	2010
Total comprehensive income – Canadian GAAP		$(179,651)	$(177,823)	$(139,323)
Deferred income tax	(a)	5,821	6,521	13,150
Amortization of property, plant and equipment	(b)	(16)	(226)	1,185
Amortization of deferred gain	(b)	409	818	1,636
Reclamation provisions	(c)	(251)	139	513
Share-based compensation	(d)	(264)	(709)	(1,229)
Employee future benefits	(e)	533	584	937
Borrowing costs	(f)	69	69	391
Impairment of non-financial assets	(g)	(1,747)	(1,747)	(1,747)
Foreign exchange impact of above adjustments	(h)	1,075	(483)	(834)
Other		392	404	248
Total comprehensive income – IFRS		$(173,630)	$(172,453)	$(125,073)

Reconciliation of shareholders’ equity

The following is a reconciliation of the Company’s total shareholders’ equity previously reported under Canadian GAAP to total shareholders’ equity under IFRS at January 1, 2010, June 30, 2010 and December 31, 2010:

		January 1	June 30	December 31
As at	Notes	2010	2010	2010
Shareholders’ equity – Canadian GAAP		$792,337	$622,327	$666,763
Deferred income tax	(a)	(26,474)	(19,953)	(13,324)
Amortization of property, plant and equipment	(b)	(10,591)	(10,817)	(9,406)
Amortization of deferred gain	(b)	-	818	1,636
Reclamation provisions	(c)	(1,091)	(952)	(578)
Share-based compensation	(d)	-	-	-
Employee future benefits	(e)	495	1,079	1,432
Borrowing costs	(f)	(1,209)	(1,140)	(818)
Impairment of non-financial assets	(g)	-	(1,747)	(1,747)
Foreign exchange impact of above adjustments	(h)	-	(483)	(834)
Other		287	692	536
Shareholders’ equity – IFRS		$753,754	$589,824	$643,660

Reconciliation of consolidated statement of cash flows

The restatement from Canadian GAAP to IFRS did not have a significant impact on the Company’s consolidated statements of cash flows for the three and six months ended June 30, 2010 or the year ended December 31, 2010. The differences in earnings, as previously mentioned, were offset by changes in non-cash items, resulting in no impact to operating cash flow. In addition, there was no net impact on the cash flows generated by the Company. As a result, a quantitative reconciliation was not prepared.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

All significant differences that resulted in an adjustment to the Company’s IFRS financial statements at January 1, 2010, June 30, 2010 and December 31, 2010, and for the three and six months ended June 30, 2010 and year ended December 31, 2010, are as follows:

(a) Deferred income taxes

IFRS requires that where non-monetary assets and liabilities are measured in the Company’s functional currency, but where the Company’s taxable earnings is determined in a different currency, changes in the exchange rate give rise to temporary differences that result in deferred tax assets or liabilities. Under Canadian GAAP, the recognition of deferred income tax assets and deferred income tax liabilities due to exchange rate differences were not accounted for. This difference, which was partially offset by the tax effect of other IFRS transition adjustments, resulted in an increase in the deferred tax liability for all periods presented, as well as an increase in the deferred tax recovery for the three and six months ended June 30, 2010, and the year ended December 31, 2010.

(b) Amortization of property, plant and equipment

Under IFRS, the Company allocates costs incurred for plant and equipment upon initial recognition to significant components, and amortizes components separately over their estimated useful lives. Under Canadian GAAP, the Company typically calculated amortization at the asset level. Furthermore, under IFRS the Company deducts an asset’s residual value in calculating the depreciable amount of each asset. These differences resulted in a decline in property, plant and equipment for all periods presented, as well as an increase in amortization and depletion expense for the three and six months ended June 30, 2010, and a decrease in amortization and depletion expense for the year ended December 31, 2010.

During 2009, the Company entered into two sale-leaseback transactions. In both cases, a deferred gain on leaseback was recognized and recorded in other liabilities, since the consideration received in the leaseback was greater than the net book value at the time of the transaction. As a result of adjusting accumulated amortization at the date of the leaseback transaction under IFRS as described above, the deferred gain recognized for these transactions was also impacted.

(c) Reclamation provisions

Under IFRS, reclamation provisions are measured at the expected value of future cash flows required to settle the obligation, discounted to their present value using a pre-tax rate. Expected future cash flows reflect the risks and probabilities that alternative estimates of cash flows could be required to settle the obligation. Under Canadian GAAP, the Company was required to use a credit-adjusted discount rate when calculating the obligation. This difference had an immaterial impact on the Company’s long-term provisions on transition to IFRS and an immaterial impact on the Company’s accretion expense during 2010, but resulted in an increase in long-term provisions at December 31, 2010.

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires specified changes in reclamation provisions to be added or deducted from the cost of the asset to which it relates. The Company has elected to apply an IFRS 1 exemption with respect to the recording of the reclamation asset on transition, which allows the Company to restate this amount by discounting the reclamation provision to the date that it first arose and then depreciate the resulting asset to January 1, 2010. The application of the IFRS 1 exemption resulted in a decrease in mining interests for all periods presented, as well as a decrease in amortization and depletion expense for the three and six months ended June 30, 2010, and the year ended December 31, 2010.

Under IFRS, the Company's policy is to capitalize foreign exchange gains and losses on its reclamation provision to the reclamation asset, where they will be amortized over the life of the reclamation asset. Foreign exchange gains and losses on the reclamation provision were expensed in profit or loss under Canadian GAAP. The impact of this adjustment was to increase mining interests at December 31, 2010, increase foreign exchange loss and amortization and depletion expense for the three months ended June 30, 2010, and decrease foreign exchange loss and increase amortization and depletion expense for the six months ended June 30, 2010 and the year ended December 31, 2010.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(d) Share-based compensation

The Company grants options, in certain situations, to contractors that provide services similar to employees. Under IFRS, the fair value of these options must be determined at the date of grant, whereas under Canadian GAAP the fair value was determined on the date the options were earned. In addition, for all options, the Company must estimate the expected option forfeiture rate at the date of grant, as opposed to accounting for them as they occur. These differences resulted in an increase in general and administrative expense for the three and six months ended June 30, 2010, and the year ended December 31, 2010, with no impact on total shareholders’ equity.

The Company elected to apply the exemption provided under IFRS 1 which limits the application of these measurement changes to all share-based compensation granted after November 7, 2002 that had not vested by the transition date. The Company applied IFRS 2, Share-based Payments, for all liabilities arising from share-based payment transactions that existed at its transition date.

(e) Employee future benefits

Under Mexican labour law, the Company provides statutorily mandated severance benefits to its employees terminated under certain circumstances. These severance benefits accumulate over the employee’s years of service, and under Canadian GAAP, were accounted for as defined benefit plans. Under IFRS, these benefits are considered termination benefits and are expensed as incurred. In addition, the Company has elected the IFRS 1 exemption for employee future benefits, which allows the Company to recognize all cumulative actuarial gains and losses in deficit at the date of transition to IFRS. These differences resulted in a decrease in the Company’s employee future benefits liability for all periods presented, a decrease in inventory, and a decrease in production costs for the three and six months ended June 30, 2010, and the year ended December 31, 2010.

(f) Borrowing costs

The Company has elected to apply the IFRS 1 exemption for borrowing costs, which permits the Company to apply the requirements of IAS 23 prospectively from the transition date. As a result, an adjustment was made on transition to derecognize all borrowing costs that had been previously capitalized under Canadian GAAP. Application of the IFRS 1 exemption resulted in a decrease in amortization and depletion expense for the three and six months ended June 30, 2010, and the year ended December 31, 2010. During 2010, the Company also identified qualifying assets under IFRS for which interest was not capitalized under Canadian GAAP. This adjustment resulted in an increase in property, plant and equipment and mining interests at December 31, 2010.

(g) Impairment of non-financial assets

The Company performed a goodwill impairment test at the date of transition and determined that there was no adjustment required upon transition to IFRS on January 1, 2010. In the second quarter of 2010, the Company recognized an impairment charge as a result of the closure of the El Cubo mine. Under IFRS, the impairment charge was impacted by the requirement to deduct the estimated costs to sell from the fair value determination, as well as differences in net book value of the El Cubo assets under IFRS. These differences resulted in a decrease in property, plant and equipment and mining interests at June 30, 2010 and December 31, 2010, and an increase in the impairment charge for the three and six months ended June 30, 2010, and the year ended December 31, 2010.

(h) Foreign exchange

The Company has cumulative translation adjustment balances relating to its conversion from a Canadian dollar functional currency to a US dollar functional currency in 2007. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. The Company made this election, resulting in a decline of $6,434 in accumulated other comprehensive income and a corresponding increase in the deficit at January 1, 2010.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

6.	Business combinations

On April 8, 2011 (“the acquisition date”), the Company completed the acquisition of Capital Gold Corporation (“Capital Gold”), whereby the Company acquired all of the issued and outstanding common shares of Capital Gold. As a result of the acquisition, the Company now owns the El Chanate gold mine located in Sonora, Mexico as well as the Orion development project in Nayarit, Mexico. For each common share held, Capital Gold shareholders received 0.5209 common shares of the Company and a cash payment of $1.09. As a result of the transaction, the Company issued 32,796,771 common shares and made a cash payment of $68,630 to Capital Gold shareholders. The results of Capital Gold, which includes its wholly-owned subsidiaries and Caborca Industrial, S.A. de C.V., a special purpose entity as defined by SIC 12, Consolidation – Special Purpose Entities, have been combined with the results of the Company commencing on the acquisition date.

Total consideration paid of $421,561, including 802,103 replacement options and 381,014 change of control shares, was calculated as follows:

Cash paid	$68,630
Common shares issued	343,886
Change of control shares issued	3,839
Fair value of options issued	5,206
$421,561

In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. Fair values are being determined based on independent appraisals, discounted cash flows, and quoted market prices.

The following sets forth the preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair values. The final valuations of ore in process inventory and mining interests, which may impact the amount allocated to goodwill and the deferred income tax liability, are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore subject to adjustment over the period to completion of the valuation process and analysis of resulting tax effects.

Cash and cash equivalents	$14,525
Receivables	2,956
Inventories	77,730
Property, plant and equipment and mining interests	174,826
Other	676
Trade payables and accrued liabilities	(11,126)
Provisions	(12,015)
Deferred income tax liability	(59,300)
Goodwill	233,289
$421,561

Goodwill recorded on this transaction represents the value anticipated to be created from the Company’s ability to grow production, reserves and resources at the acquired projects and the ability to capture synergies between Capital Gold and the Company’s existing operations in Mexico. The goodwill is not deductible for income tax purposes.

As part of the acquisition, the Company assumed the remainder of a royalty interests liability payable to Royal Gold Inc., which arose upon Capital Gold’s purchase of the El Chanate property in 2001. Settlement of the liability is based on a percentage of net smelter returns up to a maximum amount, and has been recognized in provisions as part of the purchase price allocation.

In order to complete this acquisition, the Company incurred acquisition-related costs during the first half of the year in the form of advisory, legal and professional fees. Acquisition-related costs totaled $8,673 and $9,360 for the three and six months ended June 30, 2011, respectively and have been included in exploration and business development expense on the Condensed Consolidated Statements of Comprehensive Income.

The Company’s results include $25,109 in revenues and $5,545 in net earnings from Capital Gold for the period April 8, 2011 to June 30, 2011. Pro forma revenues and net income of the combined Company were $116,549 and $26,238, respectively, for the three months ended June 30, 2011, and $277,957 and $53,554 respectively, for the six months ended June 30, 2011. These pro forma results include the revenue and net earnings of the Company, combined with the revenue and net earnings of Capital Gold over the same periods, as if the acquisition date was January 1, 2011.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

7.	Cash and cash equivalents

Cash and cash equivalents is comprised of the following:

	June 30	December 31	January 1
	2011	2010	2010
Cash	$61,866	$85,863	$93,249
Cash equivalents	40,253	27,279	35,728
	$102,119	$113,142	$128,977

Cash equivalents are short-term investments that represent the Company’s investments in three-month Government of Mexico treasury bills and other similar instruments.

8.	Inventories

	June 30	December 31	January 1
	2011	2010	2010
Supplies	$26,109	$21,563	$15,847
Ore stockpiles	5,026	494	627
Ore in process	138,197	65,305	53,199
Finished goods	1,443	1,229	2,009
	170,775	88,591	71,682
Less: Long-term ore stockpiles	(52,964)	(13,205)	(11,197)
	$117,811	$75,386	$60,485

Ore in process inventory at June 30, 2011 includes $26,908 related to the excess of fair value over carrying value of Capital Gold inventory at the acquisition date, which is being amortized into earnings as the related inventory is sold.

9.	Investments

			Three months ended		Six months ended
			June 30, 2011		June 30, 2011
				Realized &		Realized &
			Unrealized	unrealized	Unrealized	unrealized
	June 30	June 30	gains/(losses)	gains/(losses)	gains/(losses)	gains/(losses)
	2011	2011	included in	included in	included in	included in
	Cost	Fair value	OCI	earnings	OCI	earnings
Securities (i)	$6,944	$12,032	$(1,164)	$3,472	$(1,203)	$3,472
Warrants (ii)	2,199	2,832	-	(412)	-	(858)
	$9,143	$14,864	$(1,164)	$3,060	$(1,203)	$2,614

(i) The majority of the Company’s investments in securities are classified as available-for-sale financial assets.
(ii) The Company’s investments in warrants are classified as financial assets at fair value through profit or loss.

During the three months ended June 30, 2011, the Company sold 1,519,300 shares of its investment in Golden Queen Mining Co. Ltd., which resulted in a realized gain on investment of $3,532.

10.	Other income / (expense)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
Unrealized loss on investments	$(472)	$(78)	$(962)	$(78)
Realized gain on investments	3,532	-	3,532	-
Unrealized loss on derivative liabilities	(2,017)	-	(2,017)	-
Interest income	397	415	1,091	817
Amortization of deferred gain	457	458	914	916
Loss on disposal of assets	(17)	(985)	(17)	(985)
Other	-	-	12	-
	$1,880	$(190)	$2,553	$670

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

11.	Derivative liabilities

During the quarter, the Company issued 2,250,000 warrants exercisable at CAD $10.13 for a period of 24 months, in exchange for advisory services provided as part of the acquisition of Capital Gold. As the warrants were issued in a foreign currency, they meet the definition of a derivative instrument and have been classified as financial liabilities at fair value through profit or loss. They were initially measured at the fair value of the services provided and will be remeasured at fair value at the end of each reporting period, with gains and losses recognized in earnings until exercised. At June 30, 2011, all of the warrants were outstanding, with a fair value of $6,704.

12.	Earnings / (loss) per share

Basic earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the three and six month periods ended June 30, 2011. Diluted earnings per share is based on the assumption that stock options and share purchase warrants issued that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the year and the date granted. Basic weighted average shares outstanding is reconciled to diluted weighted average shares outstanding as follows:

	Three months ended			Six months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
Basic weighted average shares outstanding	167,826,738	138,428,655	153,541,571	138,195,428
Share dilution adjustments:
Stock options	528,727	-	579,444	-
Diluted weighted average shares outstanding	168,355,465	138,428,655	154,121,015	138,195,428

The following items were excluded from the computation of diluted weighted average shares outstanding for the three and six months ended June 30, 2011 because their effect would have been anti-dilutive:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
Stock options	3,219,496	5,325,350	3,239,496	5,325,350
Share purchase warrants	2,250,000	-	2,250,000	-

13.	Supplemental cash flow information

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
Items not affecting cash:
Amortization and depletion	$13,463	$10,337	$24,526	$20,693
Unrealized foreign exchange loss / (gain)	1,303	(3,245)	3,065	1,814
Share-based compensation, net of forfeitures	1,116	1,008	2,353	1,957
Deferred income tax recovery	(2,844)	(33,452)	(3,814)	(27,429)
Impairment charge	-	223,357	-	223,357
Realized gain on investments	(3,532)	-	(3,532)	-
Acquisition-related costs paid by issuance of warrants and shares	7,316	-	7,316	-
Unrealized loss on derivative liabilities	2,017	-	2,017	-
Other non-cash items	1,981	890	2,318	1,240

	$20,820	$198,895	$34,249	$221,632

Change in non-cash working capital:
Receivables	$950	$(5,604)	$8,911	$(8,651)
Prepaids and deposits	478	566	(208)	(949)
Inventories	(1,250)	(2,712)	(2,620)	(4,871)
Payables and accrued liabilities	9,729	(1,179)	14,061	(2,597)

	$9,907	$(8,929)	$20,144	$(17,068)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
Supplemental information:
Interest paid	$552	$673	$1,058	$1,434
Income taxes paid	$13,355	$54	$13,355	$2,022

14.	Financial instruments and risk management

Fair values of financial instruments

IFRS 7 establishes a valuation hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions. The two types of inputs have created the following fair value hierarchy:

-	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
-

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means.

-	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table outlines the Company’s financial assets and liabilities measured at fair value within the fair value hierarchy as of June 30, 2011:

	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	$102,119	$102,119	$-	$-
Financial assets at fair value through profit or loss
Currency forwards	539	-	539	-
Share purchase warrants	2,832	-	2,832	-
Available-for-sale financial assets
Equity investments	12,032	12,032	-	-
Financial liabilities at fair value through profit or loss
Warrants	(6,704)	-	(6,704)	-
	$110,818	$114,151	$(3,333)	$-

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

Due to their short-term maturities, the fair value of short-term investments approximates their carrying amount.

The fair value of forward contracts is determined using forward pricing spreads in effect at June 30, 2011. These spreads are supported by observable market conditions and are classified within Level 2 of the fair value hierarchy. The fair value of warrants, both held and issued, that are not traded on an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

The Company’s available-for-sale investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

Foreign currency exchange rate risk

As at June 30, 2011, the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the United States dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $87,191 at exchange rates ranging from 11.82 pesos per US dollar to 13.21 pesos per US dollar. These currency hedges have been accounted for as cash flow hedges of specified, peso-denominated costs at the Ocampo mine and settle at various dates between July 1, 2011 and September 30, 2013. These contracts had a fair value of $539 at June 30, 2011, all of which has been recognized in other comprehensive income. Upon settlement of a forward contract, the cumulative gain or loss within accumulated other comprehensive income is reclassified to inventory and mineral properties to be recognized in income at the same time as the related cost. A forward contract that settled during the three months ended June 30, 2011 resulted in a gain of $933. The recognition of this hedging gain resulted in a $337 decline in production costs, a $99 decline in inventory, a $58 decline in general and administrative costs, and a $439 decline in mineral properties.

15.	Segmented information

Information is reported on a mine by mine basis, and therefore the Company’s operating segments are represented by the individual mines and the corporate operations. Revenue in all mining segments is derived from the sale of gold and silver in Mexico. Non-current assets are primarily located in Mexico.

The following are the operating results by segment:

	Three months ended June 30, 2011
	Ocampo	El Chanate	El Cubo	Corporate	Total

Revenue from mining operations	$87,795	$25,109	$-	$-	$112,904

Production costs, excluding amortization & depletion	19,317	13,081	-	-	32,398
Refining costs	472	101	-	-	573
Mine standby costs	-	-	3,591	-	3,591
Amortization and depletion	11,323	1,771	208	161	13,463
General and administrative costs	3,112	350	674	5,775	9,911
Exploration and business development	186	-	-	8,973	9,159
	34,410	15,303	4,473	14,909	69,095

Earnings / (loss) before other items	$53,385	$9,806	$(4,473)	$(14,909)	$43,809
Expenditures on mining interests, property, plant & equipment and intangible assets	$26,216	$6,095	$1,363	$-	$33,674

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	Three months ended June 30, 2010
	Ocampo	El Chanate	El Cubo	Corporate	Total

Revenue from mining operations	$47,811	$-	$9,233	$-	$57,044

Production costs, excluding amortization & depletion	17,780	-	6,365	-	24,145
Refining costs	407	-	150	-	557
Mine standby costs	-	-	4,315	-	4,315
Amortization and depletion	8,409	-	1,911	17	10,337
General and administrative costs	1,316	-	423	3,953	5,692
Exploration and business development	46	-	-	75	121
Impairment charge	-	-	223,357	-	223,357
	27,958	-	236,521	4,045	268,524
Earnings / (loss) before other items	$19,853	$-	$(227,288)	$(4,045)	$(211,480)
Expenditures on mining interests, property, plant & equipment and intangible assets	$25,250	$-	$3,320	$24	$28,594

	Six months ended June 30, 2011
	Ocampo	El Chanate	El Cubo	Corporate	Total

Revenue from mining operations	$158,108	$25,109	$-	$-	$183,217

Production costs, excluding amortization & depletion	38,310	13,081	-	-	51,391
Refining costs	833	101	-	-	934
Mine standby costs	-	-	11,146	-	11,146
Amortization and depletion	22,117	1,771	334	304	24,526
General and administrative costs	5,568	350	919	10,921	17,758
Exploration and business development	316	-	-	9,785	10,101
	67,144	15,303	12,399	21,010	115,856
Earnings / (loss) before other items	$90,964	$9,806	$(12,399)	$(21,010)	$67,361
Expenditures on mining interests, property, plant & equipment and intangible assets	$52,158	$6,095	$2,465	$166	$60,884

	Six months ended June 30, 2010
	Ocampo	El Chanate	El Cubo	Corporate	Total

Revenue from mining operations	$89,713	$-	$22,018	$-	$111,731

Production costs, excluding amortization & depletion	34,656	-	15,069	-	49,725
Refining costs	756	-	240	-	996
Mine standby costs	-	-	4,315	-	4,315
Amortization and depletion	16,265	-	4,397	31	20,693
General and administrative costs	2,935	-	865	7,906	11,706
Exploration and business development	87	-	-	106	193
Impairment charge	-	-	223,357	-	223,357
	54,699	-	248,243	8,043	310,985
Earnings / (loss) before other items	$35,014	$-	$(226,225)	$(8,043)	$(199,254)
Expenditures on mining interests, property, plant & equipment and intangible assets	$44,709	$-	$6,437	$263	$51,409

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The following are total assets by segment:

	Ocampo	El Chanate	El Cubo	Corporate	Total
Total assets at June 30, 2011	$611,751	$502,823	$162,176	$41,772	$1,318,522
Total assets at December 31, 2010	$545,268	$-	$155,479	$109,290	$810,037
Total assets at January 1, 2010	$466,925	$-	$382,080	$102,901	$951,906

Included in the total assets of the El Cubo operating segment is $94,804 related to the Guadalupe y Calvo exploration property. Included in the El Chanate operating segment is $51,748 related to the Orion exploration property. All goodwill included on the balance sheet at January 1, 2010 relates to the El Cubo operating segment. At June 30, 2011, all goodwill relates to the El Chanate operating segment.

The Company sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

16.	Subsequent events

During 2010, the Company was named as a defendant in two class action suits, claiming that the directors of Capital Gold breached their fiduciary duties by failing to maximize shareholder value and failing to conduct an appropriate sale process with the Company. The plaintiffs also alleged that Capital Gold and the Company aided and abetted these alleged breaches of fiduciary duties. In July 2011, the Company reached an agreement to settle these class action suits. The impact of this settlement is not material.